UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-41524
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Rentokil Initial plc
(Registrant’s name)
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Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Trading Update (unaudited) dated 28 January 2025

This announcement contains inside information

28 January 2025

Trading Update (unaudited)

FY 2024 results in line with expectations; North America change of management

Rentokil Initial plc (LON: RTO, NYSE: RTO) ("the Company" or "the Group"), is pleased to report that it traded in line with market expectations for the full year ending 31 December 2024. The Company also announces that Brad Paulsen will be leaving the Group in April 2025 to pursue a new opportunity.

Trading

In Q4 2024, North America Organic Revenue growth was 2.3% (Q3 2024: 1.4%), with Organic Revenue growth in North America Pest Control Services of 1.5%, supported by improved momentum in inbound lead flow from our marketing initiatives. Group Organic Revenue growth in Q4 2024 was 3.0%.

FY 2024 North America Adjusted Operating Margin, Group Adjusted Operating Margin and Group Adjusted PBTA were also in line with prior guidance.

In North America, our integration is continuing to plan. Q4 pilots of new satellite branches, new technician and sales pay plans, and first re-routing and re-branding activities were delivered to plan.

Further information on the Group performance and outlook will be provided at the scheduled Preliminary Results announcement on 6 March 2025.

North America change of management

The Company also announces that Brad Paulsen has decided to step down from his position as CEO of North America. Brad will be leaving the Company to pursue a new opportunity at a US publicly listed company in the building materials sector. To ensure a smooth transition, Brad will remain with the Company until April. The Company wishes Brad well for the future and thanks him for his contributions to the business.

The Company is delighted to confirm that Alain Moffroid, Chief Commercial Officer, is being appointed Interim North America CEO. Alain joined Rentokil Initial in 2013 from Unilever where he was VP Customer Development, covering Asia, Pacific, Africa & Russia. After initially serving at Rentokil Initial as Managing Director, Pacific he subsequently became Managing Director, Europe in September 2019. He was appointed Chief Commercial Officer in April 2024.  He is a highly experienced leader in the Company with extensive experience of both residential and commercial pest control and is currently working closely with the North American business on its customer experience and retention, digital and innovation programmes. He will join the North American business in the coming weeks.

For further information, please contact:

Investors / Analysts: Peter Russell, Rentokil Initial plc, +44 7795 166 506
Media: Malcolm Padley, Rentokil Initial plc, +44 7788 978 199

Cautionary statement

In order, among other things, to utilise the 'safe harbour' provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the "PSLRA") and the general doctrine of cautionary statements, Rentokil Initial plc ("the Company") is providing the following cautionary statement: This communication contains forward-looking statements within the meaning of the PSLRA. Forward looking statements can sometimes, but not always, be identified by the use of forward-looking terms such as "believes," "expects," "may," "will," "shall," "should," "would," "could," "potential," "seeks," "aims," "projects," "predicts," "is optimistic," "intends," "plans," "estimates," "targets," "anticipates," "continues" or other comparable terms or negatives of these terms and include statements regarding Rentokil Initial's intentions, beliefs or current expectations concerning, amongst other things, the results of operations of the Company and its consolidated entities ("Rentokil Initial" or "the Group), financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which Rentokil Initial operates. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The Company can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: the Group's ability to integrate acquisitions successfully, or any unexpected costs or liabilities from the Group's disposals; difficulties in integrating, streamlining and optimising the Group's IT systems, processes and technologies, including artificial intelligence technologies; the Group's ability to attract, retain and develop key personnel to lead the Group's business; the availability of a suitably skilled and qualified labour force to maintain the Group's business; cyber security breaches, attacks and other similar incidents, as well as disruptions or failures in the Group's IT systems or data security procedures and those of its third-party service providers; inflationary pressures, such as increases in wages, fuel prices and other operating costs; weakening general economic conditions, including changes in the global job market, or decreased consumer confidence or spending levels especially as they may affect demand from the Group's customers; the Group's ability to implement its business strategies successfully, including achieving its growth objectives; the Group's ability to retain existing customers and attract new customers; the highly competitive nature of the Group's industries; extraordinary events that impact the Group's ability to service customers without interruption, including a loss of its third-party distributors; the impact of environmental, social and governance ("ESG") matters, including those related to climate change and sustainability, on the Group's business, reputation, results of operations, financial condition and/or prospects; supply chain issues, which may result in product shortages or other disruptions to the Group's business; the Group's ability to protect its intellectual property and other proprietary rights that are material to the Group's business; the Group's reliance on third parties, including third-party vendors for business process outsourcing initiatives, investment counterparties, and franchisees, and the risk of any termination or disruption of such relationships or counterparty default or litigation; any future impairment charges, asset revaluations or downgrades; failure to comply with the many laws and governmental regulations to which the Group is subject or the implementation of any new or revised laws or regulations that alter the environment in which the Group does business, as well as the costs to the Group of complying with any such changes; termite damage claims and lawsuits related thereto and associated impacts on the termite provision; the Group's ability to comply with safety, health and environmental policies, laws and regulations, including laws pertaining to the use of pesticides; any actual or perceived failure to comply with stringent, complex and evolving laws, rules, regulations and standards in many jurisdictions, as well as contractual obligations, including data privacy and security; the identification of a material weakness in the Group's internal control over financial reporting within the meaning of Section 404 of the Sarbanes-Oxley Act; changes in tax laws and any unanticipated tax liabilities; adverse credit and financial market events and conditions, which could, among other things, impede access to or increase the cost of financing; the restrictions and limitations within the agreements and instruments governing our indebtedness; a lowering or withdrawal of the ratings, outlook or watch assigned to the Group's debt securities by rating agencies; an increase in interest rates and the resulting increase in the cost of servicing the Group's debt; and exchange rate fluctuations and the impact on the Group's results or the foreign currency value of the Company's ADSs and any dividends. The list of factors presented here is representative and should not be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realisation of forward-looking statements. The Company cautions you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, the Group's actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which the Group operates, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Except as required by law, Rentokil Initial assumes no obligation to update or revise the information contained herein, which speaks only as of the date hereof. Additional information concerning these and other factors can be found in Rentokil Initial's filings with the U.S. Securities and Exchange Commission ("SEC"), which may be obtained free of charge at the SEC's website, http:// www.sec.gov, and Rentokil Initial's Annual Reports, which may be obtained free of charge from the Rentokil Initial website, https://www.rentokil-initial.com. No statement in this announcement is intended to be a profit forecast and no statement in this announcement should be interpreted to mean that earnings per share of Rentokil Initial for the current or future financial years would necessarily match or exceed the historical published earnings per share of Rentokil Initial. This communication presents certain non-IFRS measures, which should not be viewed in isolation as alternatives to the equivalent IFRS measure, rather they should be viewed as complements to, and read in conjunction with, the equivalent IFRS measure. Non-IFRS measures presented include Organic Revenue Growth, Adjusted Operating Profit and Adjusted PBTA. The Group's internal strategic planning process is also based on these measures, and they are used for incentive purposes. These measures may not be calculated in the same way as similarly named measures reported by other companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 January 2025	RENTOKIL INITIAL PLC
/s/ Rachel Canham
Name: Rachel Canham
Title: Group General Counsel and Company Secretary